Exhibit 99.1
Caesarstone Reports First Quarter 2018 Results

•	Quarterly Revenue of $136.1 million, similar to prior year
•	First Quarter Diluted EPS of $0.05; Adjusted Diluted EPS of $0.10
•	Reduces Full Year 2018 Revenue and Adjusted EBITDA guidance
•	Revitalized leadership team focused on improved execution and strategy

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its first quarter ended March 31, 2018.

Revenue in the first quarter of 2018 was $136.1 million, approximately flat to the prior year’s first quarter result of $136.4 million; on a constant currency basis, first quarter revenue decreased by 3.7%.

Yair Averbuch, Interim Chief Executive Officer, commented, “Our first quarter results fell short of our expectations. We are working with urgency and purpose to improve execution and resume growth. We plan to enhance our execution, particularly in the U.S. market, with a focus on growth and margins. We believe that we have significant opportunities to leverage our global operating platform, powerful global brand, innovative and leading products and our considerable financial strength to return to compelling levels of value creation for our shareholders.”

Gross margin in the first quarter was 25.2% compared to 36.1% in the same period in the prior year. The decrease in margin primarily reflects: increased product complexity and related manufacturing challenges in Israel; inventory and logistical inefficiencies primarily related to the U.S. distribution operation, the majority of which the company does not expect will continue in the remainder of the year; and higher raw material prices.

Operating expenses in the first quarter were $32.8 million, or 24.1% of revenue, as compared to $34.1 million, or 25.0% of revenue, in the same quarter last year. Excluding legal settlements and loss contingency expenses, operating expenses would have been 22.3% of revenue as compared to 24.5% in the same quarter last year.

Operating income in the first quarter was $1.4 million, a margin of 1.0% compared to $15.1 million, a margin of 11.1%, in the first quarter of 2017.

Adjusted EBITDA, which excludes expenses for share-based compensation as well as legal settlements and loss contingencies, was $11.2 million in the first quarter of 2018, a margin of 8.2%. This compares to adjusted EBITDA of $24.3 million in the prior year’s first quarter, a margin of 17.8%.  This year-over-year margin comparison primarily reflects the decline in gross margin, as described above.

Finance income in the first quarter was $0.5 million compared to finance expense of $1.5 million during the same period in the prior year. The change primarily reflects the benefit of currency in certain financial instruments.

The Company reported net income attributable to controlling interest for the first quarter of 2018 of $1.5 million compared to income of $11.1 million in the same quarter in the prior year.  Diluted net income per share for the first quarter was $0.05 compared to $0.31 in the prior year's first quarter, both on 34.4 million shares.  Adjusted diluted net income per share for the first quarter was $0.10 compared to the prior year’s first quarter level of $0.36.

The Company's balance sheet as of March 31, 2018 remained strong, including cash, cash equivalents and short-term bank deposits of $112.1 million as compared to a total of $138.7 million on December 31, 2017 and to $121.0 million on March 31, 2017.  The Company noted that during the quarter, it used approximately $14.2 million in cash, as previously announced, to conclude long-standing arbitration as well as $10.5 million in cash for the payment of a previously authorized dividend paid during the first quarter.

With regard to the previously announced dividend policy - the Company noted that considering the quarter’s results, it will not pay dividend in the second quarter.

Guidance

The Company today reduced its full-year 2018 guidance to reflect the first quarter results reported today as well as its outlook for the remainder of 2018.  The Company now expects full year 2018 revenues in a range of $590 million to $610 million and expects full year 2018 adjusted EBITDA in the range of $74 million to $82 million.

Conference Call Details

Yair Averbuch, the Company’s interim chief executive officer, and Ophir Yakovian, the Company’s chief financial officer, will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone First Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13678742. The replay will be available beginning at 11:30 a.m. ET on Wednesday, May 9, 2018 and will last through 11:59 p.m. ET on Wednesday, May 16, 2018.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's three collections of products — Classico, Supernatural and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and other claims; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$112,111	$138,707
Trade receivables, net	74,631	73,267
Other accounts receivable and prepaid expenses	39,671	33,053
Inventories	142,357	132,940

Total current assets	368,770	377,967

LONG-TERM ASSETS:

Severance pay fund	3,866	3,887
Other long-term receivables	6,722	8,502
Deferred tax assets, net	6,102	3,965
Long-term deposits and prepaid expenses	2,802	2,743
Property, plant and equipment, net	214,428	216,653
Other intangibles assets	1,666	2,241
Goodwill	36,721	37,029

Total long-term assets	272,307	275,020

Total assets	$641,077	$652,987

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$13,158	$4,191
Trade payables	63,755	64,021
Related party and other loan	3,268	3,463
Short term legal settlements and loss contingencies	13,455	25,782
Accrued expenses and other liabilities	30,897	30,000

Total current liabilities	124,533	127,457

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,063	8,336
Legal settlements and loss contingencies long-term	25,572	23,454
Accrued severance pay	5,020	5,556
Long-term warranty provision	1,173	1,151
Deferred tax liabilities, net	-	657

Total long-term liabilities	39,828	39,154

REDEEMABLE NON-CONTROLLING INTEREST	15,326	16,481

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	151,910	151,880
Accumulated other comprehensive income	522	683
Retained earnings	348,017	356,391

Total equity	461,390	469,895

Total liabilities and equity	$641,077	$652,987

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2018	2017
	(Unaudited)	(Unaudited)

Revenues	$136,058	$136,411
Cost of revenues	101,814	87,170

Gross profit	34,244	49,241

Operating expenses:
Research and development	756	948
Marketing and selling	18,360	21,159
General and administrative	11,204	11,326
Legal settlements and loss contingencies, net	2,497	671

Total operating expenses	32,817	34,104

Operating income	1,427	15,137
Finance expenses (income), net	(540)	1,524

Income before taxes on income	1,967	13,613
Taxes on income	511	2,348

Net income	$1,456	$11,265

Net loss (income) attributable to non-controlling interest	37	(169)
Net income attributable to controlling interest	$1,493	$11,096
Basic net income per ordinary share (*)	$0.05	$0.31
Diluted net income per ordinary share (*)	$0.05	$0.31
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,343,749	34,321,573
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,383,006	34,364,084

(*) The numerator for the calculation of net income per share for the three months ended March 31, 2018 and 2017 has been increased by approximately $0.1 million and reduced by approximately $0.3 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Three months ended March 31,
U.S. dollars in thousands	2018	2017
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net income	$1,456	$11,265
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,250	7,429
Share-based compensation expense	30	1,154
Accrued severance pay, net	(513)	469
Changes in deferred tax, net	(2,829)	131
Legal settlemnets and loss contingencies, net	2,497	671
Increase in trade receivables	(173)	(5,782)
Increase in other accounts receivable and prepaid expenses	(3,924)	(1,627)
Increase in inventories	(9,863)	(4,374)
Increase (decrease) in trade payables	(1,334)	3,426
Increase (decrease) in warranty provision	53	(20)
Decrease (increase) in accrued expenses and other liabilities including related party	(13,616)	4,969

Net cash provided by (used in) operating activities	(20,966)	17,711

Cash flows from investing activities:

Purchase of property, plant and equipment	(4,112)	(4,708)
Increase in long term deposits	(42)	(4)

Net cash used in investing activities (*)	(4,154)	(4,712)

Cash flows from financing activities:

Dividend paid	(9,960)	-
Dividend paid by subsidiary to non-controlling interest	(559)	-
Changes in short-term bank credit and loans, net	9,294	1,830
Repayment of a financing leaseback related to Bar-Lev transaction	(294)	(284)

Net cash provided by (used in) financing activities	(1,519)	1,546

Effect of exchange rate differences on cash and cash equivalents	43	194

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(26,596)	14,739
Cash and cash equivalents and short-term bank deposits at beginning of the period	138,707	106,270

Cash and cash equivalents and short-term bank deposits at end of the period	$112,111	$121,009

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	366	131

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2018	2017
	(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$1,456	$11,265
Finance expenses (income), net	(540)	1,524
Taxes on income	511	2,348
Depreciation and amortization	7,250	7,429
Legal settlements and loss contingencies, net (a)	2,497	671
Share-based compensation expense (b)	30	1,154
Provision for employees fringe benefits (c)	-	(114)
Adjusted EBITDA (Non-GAAP)	$11,204	$24,277

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.
(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2018	2017
	(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$1,493	$11,096
Legal settlements and loss contingencies, net (a)	2,497	671
Share-based compensation expense (b)	30	1,154
Provision for employees fringe benefits (c)	-	(114)
Total adjustments	2,527	1,711
Less tax on non-tax adjustments (d)	656	295
Total adjustments after tax	1,871	1,416

Adjusted net income attributable to controlling interest (Non-GAAP)	$3,364	$12,512
Adjusted diluted EPS (e)	$0.10	$0.36

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.
(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.
(d)	Tax adjustments for the three months ended March 31, 2018 and 2017 were based on the effective tax rates for these periods, respectively.
(e)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended March 31,
U.S. dollars in thousands	2018	2017
	(Unaudited)	(Unaudited)

USA	$56,750	$58,024
Australia (incl. New Zealand)	28,903	29,521
Canada	23,355	22,304
Israel	11,790	11,699
Europe	7,433	6,377
Rest of World	7,827	8,486
	$136,058	$136,411